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Exhibit 99.1

Press Release Including 2009 Outlook and Interim Unaudited Financial Statements of Suncor Energy Inc. for the fourth fiscal quarter ended December 31, 2008.

FOURTH QUARTER 2008
Report to shareholders for the period ended December 31, 2008

Suncor Energy reports financial results for 2008 and
operational goals for 2009

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these measures, see "Non-GAAP Financial Measures" on page 4. This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation. Suncor's outlook includes a production range of +5%/-10% based on our current expectations, estimates, projections and assumptions for the 2009 fiscal year. Uncertainties in the estimating process and the impact of future events can and will cause actual results to differ, in some cases materially, from our estimates.

Suncor Energy Inc. recorded 2008 net earnings of $2.137 billion ($2.29 per common share), compared to $2.983 billion ($3.23 per common share) in 2007. Excluding unrealized foreign exchange impacts on the company's U.S. dollar denominated long-term debt, the impact of income tax rate reductions on opening future income tax liabilities, and project start-up costs, 2008 earnings were $3.013 billion ($3.23 per common share), compared to $2.390 billion ($2.59 per common share) in 2007. Cash flow from operations in 2008 was $4.463 billion, compared to $4.009 billion in 2007.

The increases in earnings and cash flow from operations are due primarily to higher annual average price realizations for oil sands and natural gas products. This was partially offset by unscheduled maintenance – which led to higher operating expenses, lower production and increased product purchases – and decreased earnings from our downstream operations due to declining commodity prices in the second half of the year which reduced the value of inventories.

"We've had a challenging 2008 with unscheduled maintenance at our oil sands operations," said Rick George, president and chief executive officer. "We've put considerable effort into maximizing the reliability of our assets with the target of achieving higher, more stable production rates in 2009 and beyond."

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Fourth Quarter    00

2008 Overview

•
Suncor's total upstream production averaged 264,700 barrels of oil equivalent (boe) per day in 2008, compared to 271,400 boe per day in 2007. Oil sands production contributed 228,000 barrels per day (bpd) in 2008 compared to 235,600 bpd in 2007. Oil sands production volumes and sales mix were impacted during the year by planned and unplanned maintenance activities in the company's upgrading and extraction facilities. In Suncor's natural gas business, production was 220 million cubic feet equivalent (mmcfe) per day compared to an average of 215 mmcfe per day in 2007.

•
Oil sands cash operating costs in 2008 averaged $38.50 per barrel, compared to $27.80 per barrel during 2007. The increase in cash operating costs per barrel was due to higher operating expenses including increased unplanned maintenance, as well as increased third-party bitumen purchases and higher natural gas input costs.

•
Commissioning of Suncor's $2.3 billion expansion to one of two oil sands upgraders was completed in the third quarter of 2008. With the completion of this expansion, Suncor has upgrading design capacity in place of 350,000 bpd. Actual production in 2009 is expected to be less than design capacity at 300,000 bpd (+5%/-10%) primarily due to expected constraints in bitumen supply and planned maintenance in the third quarter.

•
Suncor's Board of Directors approved a $20.6 billion investment that is expected to boost crude oil production capacity at the company's oil sands operation by 200,000 bpd. At the end of 2008, spending on this project totaled approximately $7.0 billion. Company-wide capital spending in 2008 totaled $7.6 billion. Net debt at year-end 2008 was $7.2 billion, compared to $3.2 billion at the end of 2007. For further details on Suncor's capital spending plans, see Operational and Financial Outlook on page 3.

•
At the company's annual and special meeting in April 2008, Suncor shareholders approved a split of the company's common shares on a two-for-one basis, and the shares began trading at the split-adjusted price in May on both the Toronto and New York stock exchanges.

Fourth Quarter 2008

Suncor recorded a net loss in the fourth quarter 2008 of $215 million ($0.24 per common share), compared to net earnings of $1.042 billion ($1.13 per common share) for the fourth quarter of 2007. Excluding unrealized foreign exchange impacts on the company's U.S. dollar denominated long-term debt, the impact of income tax rate reductions on opening future income tax liabilities, and project start-up costs, earnings for the fourth quarter of 2008 were $434 million ($0.46 per common share), compared to $677 million ($0.73 per common share) in the fourth quarter of 2007. Cash flow from operations for the fourth quarter of 2008 was $551 million, compared to $1.200 billion in the fourth quarter of 2007.

The decrease in earnings was primarily due to significant decreases in benchmark commodity prices over the course of the fourth quarter of 2008. This negatively impacted both our sales revenues and the value of our inventories. In addition, we had higher operating expenses in our oil sands business. These impacts were partially offset by mark-to-market gains on our crude oil hedges. The decrease in cash flow from operations was due primarily to the same factors that impacted earnings during the quarter excluding the impact of the crude oil hedging gains.

Suncor's combined oil sands and natural gas production for the fourth quarter of 2008 was 279,400 boe per day, compared to 290,700 boe per day in the same period of 2007. Oil sands production in the fourth quarter of 2008 averaged 243,800 bpd, compared to fourth quarter 2007 production of 252,500 bpd. Production volumes were reduced in the fourth quarter of 2008 due to planned and unplanned maintenance. Natural gas production averaged 213 mmcfe per day in the fourth quarter of 2008, compared to the 229 mmcfe per day recorded in the fourth quarter of 2007. The decrease in production was primarily due to third-party processing outages during the fourth quarter of 2008.

Fourth quarter 2008 oil sands cash operating costs were $41.30 per barrel, compared to $27.90 per barrel in the same period of 2007. Cash operating costs per barrel were higher in the fourth quarter primarily due to higher total operating costs, including expenses and production impacts related to a fire at the oil sands facility in late November.

In the company's downstream business, planned maintenance at the Sarnia refinery, which involved a partial shutdown of the facility's operating units, was completed in October. This shutdown was completed safely, on schedule and on budget.

             Suncor Energy Inc.
 002    2008 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Operational and Financial Outlook

In January, Suncor's Board of Directors approved a revised 2009 capital spending plan of $3 billion, with approximately one third of the budget targeted to growth projects and the remainder for spending on base business operations. The previous plan, approved in October 2008, had targeted spending of $6 billion.

With the revised plan, construction on the Voyageur upgrader and Firebag Stage 3 will be wound down and the projects placed in a "safe mode" pending resumption of expansion work. At this time, construction restart and completion targets for these projects, and start up and completion targets for all other expansion projects, have not been determined. Capital growth plans will be reviewed on a quarterly basis in light of market conditions and updates provided as details are known.

"With market conditions limiting our growth capital spending in 2009, we will be tightly focused on getting full value from our existing assets," said George. "Safe, reliable, cost-effective and environmentally responsible performance will be the keys to weathering the current downturn and ensuring we are well positioned for a market recovery. We have some of the most experienced employees and contractors in the industry and, going forward, I expect everyone to be lined up behind these priorities."

Suncor's outlook provides management's targets for 2009 in certain key areas of the company's business. Users of this forward-looking information are cautioned that actual results may vary from the targets disclosed.

2009 Full Year Outlook

Oil Sands
Production (1) (bpd)	300 000 (+5%/-10%)
Sales
Diesel	11%
Sweet	39%
Sour	48%
Bitumen	2%
Realization on crude sales basket	WTI @ Cushing less Cdn$4.50 to Cdn$5.50 per barrel
Cash operating costs (2)	$33 to $38 per barrel

Natural Gas
Production (3) (mmcf equivalent per day)	210 (+5%/-5%)
Natural gas	92%
Liquids	8%

(1)
Includes volumes transferred to Suncor for processing for which the company receives a processing fee. Volumes received under this arrangement are not included as purchases for financial statement presentation.

(2)
Cash operating cost estimates are based on the following assumptions: (i) production volumes and sales mix as described in the table above; and (ii) a natural gas price of $7.10 per gigajoule at AECO. This goal also includes costs incurred for third-party bitumen processing. Cash operating costs per barrel are not prescribed by Canadian generally accepted accounting principles (GAAP). This non-GAAP financial measure does not have any standardized meaning and therefore is unlikely to be comparable to similar measures presented by other companies. Suncor includes this non-GAAP financial measure because investors may use this information to analyze operating performance. This information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See "Non-GAAP Financial Measures".

(3)
Production target includes natural gas liquids (NGL) and crude oil converted into mmcf equivalent at a ratio of one barrel of NGL/crude oil: six thousand cubic feet of natural gas. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This mmcf equivalent may be misleading, particularly if used in isolation.

The 2009 outlook is based on Suncor's current expectations, estimates, projections and assumptions for the 2009 fiscal year and is subject to change. Assumptions are based on management's experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be relevant. Assumptions of the 2009 outlook include implementing reliability and operational efficiency initiatives which we expect to minimize unplanned maintenance in 2009.

Factors that could potentially impact Suncor's operations and financial performance in 2009 include:

•
Bitumen supply. Ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage and in-situ reservoir performance could impact 2009 production targets. Production could also be impacted by the availability of third-party bitumen.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Fourth Quarter    003

•
Performance of recently commissioned upgrading facilities. Production rates while new equipment is being lined out are difficult to predict and can be impacted by unplanned maintenance.

•
Unplanned maintenance. Production estimates could be impacted if unplanned work is required at any of its mining, production, upgrading, refining or pipeline assets.

•
Crude oil hedges. Suncor has hedging agreements for 55,000 bpd in 2009 and 2010 at a floor price of US$60 per barrel.

•
Market Instability. Suncor's ability to borrow in the capital debt markets at acceptable rates may be affected by market instability

The preceding paragraphs and table contain forward-looking information that is subject to a number of risks and uncertainties, many of which are beyond the company's control. For additional information on risks, uncertainties and other factors that could cause actual results to differ, please refer to the legal notice on page 6.

Net Earnings Components

This table sets forth some of the factors impacting Suncor's net earnings.

($ millions, after-tax)	Three months ended December 31		Years ended December 31
(unaudited)	2008	2007	2008	2007

Earnings before the following items:	434	677	3 013	2 390
Impact of income tax rate changes on opening future income tax liabilities (1)	—	360	—	427
Unrealized foreign exchange gain (loss) on U.S. dollar denominated long-term debt	(645)	16	(852)	215
Project start-up costs	(4)	(11)	(24)	(49)

Net earnings (loss) as reported	(215)	1 042	2 137	2 983

(1)
Reflects Q4 2007 federal rate reduction of 3.5% and Q2 2007 federal rate reduction of 0.5%.

Non-GAAP Financial Measures

Certain financial measures referred to in this news release, namely return on capital employed (ROCE) and cash flow from operations, are not prescribed by GAAP. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Suncor includes these non-GAAP financial measures because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash flow from operations is expressed before changes in non-cash working capital. A reconciliation of net earnings to cash flow from operations is provided in the schedules of segmented data, which are an integral part of the company's fourth quarter financial statements.

A reconciliation of cash flow from operations on a per common share basis is presented in the following table:

Reconciliation of cash flow from operations on a per share basis
(unaudited)

	Three months ended December 31		Years ended December 31
	2008	2007	2008	2007

Cash flow from operations ($ millions)	551	1 200	4 463	4 009
Weighted average number of common shares outstanding – basic (millions of shares)	935	925	932	922
Cash flow from operations – basic ($ per share)	0.59	1.30	4.79	4.35

             Suncor Energy Inc.
 004    2008 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

The following tables outline the reconciliation of oil sands cash and total operating costs to expenses included in the schedules of segmented data in Suncor's fourth quarter financial statements.

Oil Sands Operating Costs – Total Operations

	Three months ended December 31				Years ended December 31
	2008		2007		2008		2007
(unaudited)	$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel

Operating, selling and general expenses	968		615		3 124		2 384
Less: natural gas costs, inventory changes, stock-based compensation and other	(183)		(59)		(524)		(302)
Less: non-monetary transactions	(30)		(21)		(111)		(102)
Accretion of asset retirement obligations	14		10		55		41
Taxes other than income taxes	23		16		80		55

Cash costs	792	35.35	561	24.10	2 624	31.45	2 076	24.15
Natural gas	91	4.05	84	3.60	438	5.25	307	3.55
Imported bitumen (net of other reported product purchases)	43	1.90	5	0.20	150	1.80	8	0.10

Cash operating costs	926	41.30	650	27.90	3 212	38.50	2 391	27.80
Project start-up costs	6	0.30	13	0.55	35	0.40	60	0.95

Total cash operating costs	932	41.60	663	28.45	3 247	38.90	2 451	28.75
Depreciation, depletion and amortization	168	7.50	129	5.60	580	6.95	462	5.40

Total operating costs	1 100	49.10	792	34.05	3 827	45.85	2 913	34.15

Production (thousands of barrels per day)	243.8		252.5		228.0		235.6

Oil Sands Operating Costs – In-Situ Bitumen Production Only

	Three months ended December 31				Years ended December 31
	2008		2007		2008		2007
(unaudited)	$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel

Operating, selling and general expenses	91		69		334		273
Less: natural gas costs and inventory changes	(35)		(34)		(168)		(134)
Taxes other than income taxes	4		2		12		7

Cash costs	60	16.55	37	9.95	178	13.00	146	10.85
Natural gas	35	9.65	34	9.15	168	12.30	134	9.90

Cash operating costs	95	26.20	71	19.10	346	25.30	280	20.75
In-situ (Firebag) start-up costs	—	—	—	—	9	0.65	—	—

Total cash operating costs	95	26.20	71	19.10	355	25.95	280	20.75
Depreciation, depletion and amortization	24	6.55	25	6.80	87	6.35	83	6.20

Total operating costs	119	32.75	96	25.90	442	32.30	363	26.95

Production (thousands of barrels per day)	39.7		40.4		37.4		36.9

ROCE is calculated as net earnings (2008 – $2,940 million; 2007 – $2,804 million) adjusted for after-tax financing expense (2008 – $803 million; 2007 – income of $179 million) for the twelve month period ended; divided by average capital employed (2008 – $13,957 million; 2007 – $9,584 million). Average capital employed is the sum of shareholders' equity and short-term debt plus long-term debt less cash and cash equivalents, at the beginning and end of the year, divided by two, less average annual capitalized costs related to major projects in progress (as applicable). For more detail on how ROCE is calculated, see page 46 of Suncor's 2007 Annual Report to Shareholders.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Fourth Quarter    005

Legal Notice – Forward-Looking Information

This document contains certain forward-looking statements that are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends.

All statements that address expectations or projections about the future, including statements about Suncor's strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "estimates," "plans," "scheduled," "intends," "believes," "projects," "invests," "could," "focus," "goal," "proposed," "target," "objective," "potential," "forecast," "predict," "enable," "outlook," and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements and readers are cautioned not to place undue reliance on them.

Suncor's outlook includes a production range of +5%/-10% based on our current expectations, estimates, projections and assumptions for the 2009 fiscal year. Uncertainties in the estimating process and the impact of future events can and will cause actual results to differ, in some cases materially, from our estimates.

The risks, uncertainties and other factors that could influence actual results include but are not limited to, market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates, availability of third-party bitumen, success of hedging strategies, changes in the general economic, market and business conditions; fluctuations in supply and demand for Suncor's products; volatility of and assumptions regarding commodity prices, interest rates and currency exchange rates; Suncor's ability to respond to changing markets and to receive timely regulatory approvals; the successful and timely implementation of capital projects including growth projects (for example, the Voyageur project, including our Firebag in-situ development) and regulatory projects (for example, the emissions reduction modifications at our Firebag in-situ development); the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering needed to reduce the margin of error and increase the level of accuracy; the integrity and reliability of Suncor's capital assets; the cumulative impact of other resource development; the cost of compliance with current and future environmental laws; the accuracy of Suncor's reserve, resource and future production estimates and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venture partners; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; uncertainties resulting from potential delays or changes in plans with respect to projects or capital expenditures; actions by governmental authorities including the imposition of taxes or changes to fees and royalties, changes in environmental and other regulations (for example, the Government of Alberta's implementation of recommendations to enhance how the performance of the royalty regime is measured and reported, the Government of Canada's proposed Clean Air regulatory framework and the development of greenhouse gas regulation by other provincial and state governments); the future potential for lawsuits against greenhouse gas emitters, based on links drawn between greenhouse gas emissions and climate change; unexpected issues associated with management and reclamation of our tailings ponds; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; and the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor. The foregoing important factors are not exhaustive.

Many of these risk factors are discussed in further detail throughout Suncor's third quarter Management's Discussion and Analysis and in the company's Annual Information Form/Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov. Readers are also referred to the risk factors described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

             Suncor Energy Inc.
 006    2008 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated statements of earnings and comprehensive income
(unaudited)

	Fourth Quarter		Years ended December 31
	2008	2007	2008	2007
($ millions)		(restated) (note 2)		(restated) (note 2)

Revenues(note 3)	7 196	5 185	30 089	18 565

Expenses
Purchases of crude oil and products (note 2)	1 685	1 513	7 184	5 817
Operating, selling and general (notes 2, 3 and 7)	1 187	890	4 044	3 340
Energy marketing and trading activities (note 3)	3 109	1 144	11 717	3 467
Transportation and other costs	100	48	275	182
Depreciation, depletion and amortization	286	254	1 049	864
Accretion of asset retirement obligations	16	12	64	48
Exploration	17	17	90	95
Royalties (note 11)	86	201	890	691
Taxes other than income taxes	192	161	679	648
Loss on disposal of assets	27	7	13	7
Project start-up costs	6	16	35	68
Financing expenses (income) (note 5)	676	(26)	917	(211)

	7 387	4 237	26 957	15 016

Earnings (Loss) Before Income Taxes	(191)	948	3 132	3 549

Provision for (Recovery of) Income Taxes(notes 2 and 10)
Current	108	68	514	382
Future	(84)	(162)	481	184

	24	(94)	995	566

Net Earnings (Loss)	(215)	1 042	2 137	2 983
Other comprehensive income (loss) (note 13)	259	(20)	350	(190)

Comprehensive Income	44	1 022	2 487	2 793

Net Earnings (Loss) per Common Share(dollars), (note 6)
Basic	(0.24)	1.13	2.29	3.23

Diluted	(0.24)	1.10	2.26	3.17

Cash dividends	0.05	0.05	0.20	0.19

See accompanying notes.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Fourth Quarter    007

Consolidated balance sheets
(unaudited)

	December 31 2008	December 31 2007
($ millions)		(restated) (note 2)

Assets
Current assets
Cash and cash equivalents	660	569
Accounts receivable (note 3)	1 580	1 438
Inventories (note 2)	909	1 012
Income taxes receivable	67	95
Future income taxes	21	46

Total current assets	3 237	3 160
Property, plant and equipment, net	28 316	20 945
Deferred charges and other (note 3)	975	404

Total assets	32 528	24 509

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	11	6
Accounts payable and accrued liabilities (notes 2, 3 and 11)	3 229	2 797
Taxes other than income taxes	97	72
Income taxes payable	81	244
Future income taxes	111	37

Total current liabilities	3 529	3 156
Long-term debt (note 12)	7 875	3 811
Accrued liabilities and other (notes 3 and 8)	1 986	1 434
Future income taxes (notes 2, 3 and 10)	4 615	4 212
Shareholders' equity (see below)	14 523	11 896

Total liabilities and shareholders' equity	32 528	24 509

Shareholders' Equity

	Number		Number
	(thousands)		(thousands)

Share capital	935 524	1 113	925 566	881
Contributed surplus		288		194
Accumulated other comprehensive loss (note 13)		97		(253)
Retained earnings (note 2)		13 025		11 074

Total shareholders' equity		14 523		11 896

See accompanying notes.

             Suncor Energy Inc.
 008    2008 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated statements of cash flows
(unaudited)

	Fourth Quarter		Years ended December 31
	2008	2007	2008	2007
($ millions)		(restated) (note 2)		(restated) (note 2)

Operating Activities
Cash flow from operations	551	1 200	4 463	4 009
Decrease (increase) in operating working capital
Accounts receivable	209	(176)	(134)	(387)
Inventories	440	(69)	103	(223)
Accounts payable and accrued liabilities	4	219	140	248
Taxes payable/receivable	15	94	(110)	246

Cash flow from operating activities	1 219	1 268	4 462	3 893

Cash Used in Investing Activities	(2 509)	(1 684)	(7 590)	(5 362)

Net Cash Deficiency Before Financing Activities	(1 290)	(416)	(3 128)	(1 469)

Financing Activities
Decrease in short-term debt	—	(2)	(1)	(4)
Net proceeds from issuance of long-term debt	—	—	2 704	1 835
Net increase (decrease) in long-term debt	617	298	422	(171)
Issuance of common shares under stock option plan	6	18	190	62
Dividends paid on common shares	(46)	(42)	(180)	(162)
Deferred revenue	—	—	—	4

Cash provided by (used in) financing activities	577	272	3 135	1 564

Increase (Decrease) in Cash and Cash Equivalents	(713)	(144)	7	95
Effect of Foreign Exchange on Cash and Cash Equivalents	58	(3)	84	(47)
Cash and Cash Equivalents at Beginning of Period	1 315	716	569	521

Cash and Cash Equivalents at End of Period	660	569	660	569

See accompanying notes.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Fourth Quarter    009

Consolidated statements of changes in shareholders' equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (AOCI)	Retained Earnings

At December 31, 2006, as previously reported	794	100	(71)	8 129
Retroactive adjustment for change in accounting policy (note 2)	—	—	—	132

At December 31, 2006, as restated	794	100	(71)	8 261
Net earnings	—	—	—	2 983
Dividends paid on common shares	—	—	—	(162)
Issued for cash under stock option plan	74	(12)	—	—
Issued under dividend reinvestment plan	13	—	—	(13)
Stock-based compensation expense	—	103	—	—
Income tax benefit of stock option deduction in the U.S.	—	3	—	—
Adjustment to opening retained earnings arising from ineffective portion of cash flow hedges at January 1, 2007	—	—	—	5
Adjustment to opening AOCI arising from effective portion of cash flow hedges at January 1, 2007	—	—	8	—
Change in AOCI related to foreign currency translation	—	—	(195)	—
Change in AOCI related to derivative hedging activities	—	—	5	—

At December 31, 2007, as restated	881	194	(253)	11 074
Net earnings	—	—	—	2 137
Dividends paid on common shares	—	—	—	(180)
Issued for cash under stock option plan	226	(36)	—	—
Issued under dividend reinvestment plan	6	—	—	(6)
Stock-based compensation expense	—	120	—	—
Income tax benefit of stock option deduction in the U.S.	—	10	—	—
Change in AOCI related to foreign currency translation	—	—	350	—
Change in AOCI related to derivative hedging activities	—	—	—	—

At December 31, 2008	1 113	288	97	13 025

See accompanying notes.

             Suncor Energy Inc.
 010    2008 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Schedules of Segmented Data
(unaudited)

Fourth Quarter
	Oil Sands		Natural Gas		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

EARNINGS
Revenues
Operating revenues	2 055	1 800	124	141	1 901	2 072	7	2	4 087	4 015
Energy marketing and trading activities	—	—	—	—	3 099	1 146	7	18	3 106	1 164
Intersegment revenues	264	192	13	3	—	—	(277)	(195)	—	—
Interest	—	—	—	—	1	1	2	5	3	6

	2 319	1 992	137	144	5 001	3 219	(261)	(170)	7 196	5 185

Expenses
Purchases of crude oil and products	238	20	—	—	1 763	1 716	(316)	(223)	1 685	1 513
Operating, selling and general	968	615	32	39	188	182	(1)	54	1 187	890
Energy marketing and trading activities	—	—	—	—	3 113	1 123	(4)	21	3 109	1 144
Transportation and other costs	89	42	4	—	7	6	—	—	100	48
Depreciation, depletion and amortization	168	128	56	61	54	54	8	11	286	254
Accretion of asset retirement obligations	14	10	2	2	—	—	—	—	16	12
Exploration	1	—	16	17	—	—	—	—	17	17
Royalties (note 11)	54	164	32	37	—	—	—	—	86	201
Taxes other than income taxes	30	25	—	—	162	136	—	—	192	161
Loss on disposal of assets	23	1	—	—	4	6	—	—	27	7
Project start-up costs	6	13	—	—	—	3	—	—	6	16
Financing expenses (income)	—	—	—	—	—	—	676	(26)	676	(26)

	1 591	1 018	142	156	5 291	3 226	363	(163)	7 387	4 237

Earnings (loss) before income taxes	728	974	(5)	(12)	(290)	(7)	(624)	(7)	(191)	948
Income taxes	(153)	62	5	37	109	38	15	(43)	(24)	94

Net earnings (loss)	575	1 036	—	25	(181)	31	(609)	(50)	(215)	1 042

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Fourth Quarter    011

Schedules of Segmented Data (continued)
 (unaudited)

Fourth Quarter
	Oil Sands		Natural Gas		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

CASH FLOW BEFORE FINANCING ACTIVITIES
Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings (loss)	575	1 036	—	25	(181)	31	(609)	(50)	(215)	1 042
Exploration expenses	—	—	13	13	—	—	—	—	13	13
Non-cash items included in earnings
Depreciation, depletion and amortization	168	128	56	61	54	54	8	11	286	254
Future income taxes	20	(144)	(5)	(35)	(79)	(29)	(20)	46	(84)	(162)
Loss on disposal of assets	23	1	—	—	4	6	—	—	27	7
Stock-based compensation expense	13	19	1	2	4	10	8	10	26	41
Other	(25)	14	(1)	1	(12)	(5)	639	1	601	11
Increase (decrease) in deferred credits and other	(129)	3	—	—	3	1	23	(10)	(103)	(6)

Total cash flow from (used in) operations	645	1 057	64	67	(207)	68	49	8	551	1 200
Decrease (increase) in operating working capital	420	164	1	10	512	(15)	(265)	(91)	668	68

Total cash flow from (used in) operating activities	1 065	1 221	65	77	305	53	(216)	(83)	1 219	1 268

Cash from (used in) investing activities:
Capital and exploration expenditures	(2 470)	(1 293)	(98)	(106)	(69)	(152)	(8)	(35)	(2 645)	(1 586)
Deferred maintenance shutdown expenditures	(22)	(37)	2	(5)	(5)	(45)	—	—	(25)	(87)
Deferred outlays and other investments	(2)	(19)	—	—	(11)	—	(2)	2	(15)	(17)
Proceeds from disposals	—	3	—	—	—	—	—	—	—	3
Decrease (increase) in investing working capital	174	19	—	—	(5)	(16)	7	—	176	3

Total cash (used in) investing activities	(2 320)	(1 327)	(96)	(111)	(90)	(213)	(3)	(33)	(2 509)	(1 684)

Net cash surplus (deficiency) before financing activities	(1 255)	(106)	(31)	(34)	215	(160)	(219)	(116)	(1 290)	(416)

             Suncor Energy Inc.
 012    2008 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Schedules of Segmented Data (continued)
 (unaudited)

Years ended December 31
	Oil Sands		Natural Gas		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

EARNINGS
Revenues
Operating revenues	8 077	6 195	696	541	9 543	8 278	20	6	18 336	15 020
Energy marketing and trading activities	—	—	—	—	11 827	3 522	(102)	(7)	11 725	3 515
Intersegment revenues	1 309	580	58	12	—	—	(1 367)	(592)	—	—
Interest	—	—	—	—	1	5	27	25	28	30

	9 386	6 775	754	553	21 371	11 805	(1 422)	(568)	30 089	18 565

Expenses
Purchases of crude oil and products	574	157	—	—	8 074	6 250	(1 464)	(590)	7 184	5 817
Operating, selling and general	3 124	2 384	155	151	715	693	50	112	4 044	3 340
Energy marketing and trading activities	—	—	—	—	11 725	3 473	(8)	(6)	11 717	3 467
Transportation and other costs	229	138	17	15	29	29	—	—	275	182
Depreciation, depletion and amortization	580	462	225	189	202	171	42	42	1 049	864
Accretion of asset retirement obligations	55	40	8	7	1	1	—	—	64	48
Exploration	17	13	73	82	—	—	—	—	90	95
Royalties (note 11)	715	565	175	126	—	—	—	—	890	691
Taxes other than income taxes	111	90	5	4	562	553	1	1	679	648
Loss (gain) on disposal of assets	36	1	(22)	(1)	6	7	(7)	—	13	7
Project start-up costs	35	60	—	—	—	8	—	—	35	68
Financing expenses (income)	—	—	—	—	—	—	917	(211)	917	(211)

	5 476	3 910	636	573	21 314	11 185	(469)	(652)	26 957	15 016

Earnings (loss) before income taxes	3 910	2 865	118	(20)	57	620	(953)	84	3 132	3 549
Income taxes	(1 035)	(391)	(29)	45	(6)	(176)	75	(44)	(995)	(566)

Net earnings (loss)	2 875	2 474	89	25	51	444	(878)	40	2 137	2 983

As at December 31
TOTAL ASSETS	25 795	18 172	1 862	1 811	4 666	4 825	205	(299)	32 528	24 509

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Fourth Quarter    013

Schedules of Segmented Data (continued)
 (unaudited)

Years ended December 31
	Oil Sands		Natural Gas		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

CASH FLOW BEFORE FINANCING ACTIVITIES
Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings (loss)	2 875	2 474	89	25	51	444	(878)	40	2 137	2 983
Exploration expenses	—	—	61	67	—	—	—	—	61	67
Non-cash items included in earnings
Depreciation, depletion and amortization	580	462	225	189	202	171	42	42	1 049	864
Future income taxes	535	108	15	(43)	(7)	77	(62)	42	481	184
Loss (gain) on disposal of assets	36	1	(22)	(1)	6	7	(7)	—	13	7
Stock-based compensation expense	60	49	4	5	19	25	37	24	120	103
Other	(54)	1	(4)	7	2	(5)	824	(236)	768	(233)
Increase (decrease) in deferred credits and other	(194)	48	—	(1)	5	(3)	23	(10)	(166)	34

Total cash flow from (used in) operations	3 838	3 143	368	248	278	716	(21)	(98)	4 463	4 009
Decrease (increase) in operating working capital	603	586	42	22	(30)	(254)	(616)	(470)	(1)	(116)

Total cash flow from (used in) operating activities	4 441	3 729	410	270	248	462	(637)	(568)	4 462	3 893

Cash from (used in) investing activities:
Capital and exploration expenditures	(7 051)	(4 431)	(339)	(531)	(172)	(376)	(28)	(77)	(7 590)	(5 415)
Deferred maintenance shutdown expenditures	(340)	(135)	(3)	(6)	(54)	(73)	—	—	(397)	(214)
Deferred outlays and other investments	(39)	(18)	—	—	(11)	—	(1)	(14)	(51)	(32)
Proceeds from disposals	—	3	26	5	—	1	7	—	33	9
Decrease (increase) in investing working capital	434	333	—	—	(19)	(43)	—	—	415	290

Total cash (used in) investing activities	(6 996)	(4 248)	(316)	(532)	(256)	(491)	(22)	(91)	(7 590)	(5 362)

Net cash surplus (deficiency) before financing activities	(2 555)	(519)	94	(262)	(8)	(29)	(659)	(659)	(3 128)	(1 469)

             Suncor Energy Inc.
 014    2008 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements, except for the accounting policy changes as described in note 2, Changes in Accounting Policies. Certain information and disclosures normally required to be included in notes to the annual consolidated financial statements have been condensed or omitted.

In the opinion of management, these interim consolidated financial statements contain all adjustments of a normal and recurring nature necessary to present fairly Suncor Energy Inc.'s (Suncor) financial position at December 31, 2008 and the results of its operations and cash flows for the three and twelve month periods ended December 31, 2008 and 2007.

Certain prior period comparative figures have been reclassified to conform to the current period presentation.

2. CHANGES IN ACCOUNTING POLICIES

(a) Inventories

On January 1, 2008 the company retroactively adopted the Canadian Institute of Chartered Accountants (CICA) Handbook section 3031 "Inventories". Under the new standard, the use of a LIFO (last-in-first-out) based valuation approach for inventory has been eliminated. The standard also required any impairment to net realizable value of inventory to be written down at each reporting period, with subsequent reversals when applicable. The company transitioned to a FIFO (first-in-first-out) based valuation approach for inventory effective January 1, 2008. The impact of adopting this accounting standard is as follows:

Change in Consolidated Balance Sheets

($ millions, increase/(decrease))	As at December 31 2008	As at December 31 2007

Inventories	110	404

Total assets	110	404

Future income taxes	30	121
Retained earnings	80	283

Total liabilities and shareholders' equity	110	404

Change in Consolidated Statements of Earnings and Comprehensive Income

	Fourth quarter		Years ended December 31
($ millions, increase/(decrease))	2008	2007	2008	2007

Purchases of crude oil and products	414	(59)	270	(153)
Operating, selling and general	(26)	(37)	24	(51)
Future income taxes	(127)	17	(91)	53

Net earnings (loss)	(261)	79	(203)	151

Per common share – basic (dollars)	(0.28)	0.09	(0.22)	0.16
Per common share – diluted (dollars)	(0.28)	0.08	(0.22)	0.16

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Fourth Quarter    015

(b) Capital Disclosure

On January 1, 2008, the company adopted CICA Handbook section 1535 "Capital Disclosures". This section establishes disclosure requirements for management's policies and processes in defining and managing its capital. There was no financial impact to previously reported financial statements as a result of the implementation of this new standard.

(c) Financial Instruments – Disclosures and Presentation

On January 1, 2008, the company adopted CICA Handbook sections 3862 "Financial Instruments – Disclosures" and 3863 "Financial Instruments – Presentation", which enhance existing disclosures for financial instruments. In particular, section 3862 focuses on the identification of risk exposures and the company's approach to management of these risks. There was no financial impact to previously reported financial statements as a result of the implementation of this new standard.

3. FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

Derivatives are financial instruments that either imitate or counter the price movements of stocks, bonds, currencies, commodities and interest rates. Suncor uses derivatives to reduce (hedge) its exposure to fluctuations in commodity prices and foreign currency exchange rates and to manage interest rate or currency-sensitive assets and liabilities. Suncor also uses derivatives for trading purposes. When used in a trading activity, the company is attempting to realize a gain on the fluctuations in the market value of the derivative.

Forwards and futures are contracts to purchase or sell a specific item at a specified date and price. When used as hedges, forwards and futures help to manage the exposure to losses that could result if commodity prices, foreign currency exchange rates, or interest rates change adversely.

An option is a contract where its holder, for a fee, has purchased the right (but not the obligation) to buy or sell a specified item at a fixed price during a specified period. Options used as hedges help to protect against adverse changes in commodity prices, interest rates, or foreign currency exchange rates.

A costless collar is a combination of two option contracts that limit the holder's exposure to changes in prices to within a specific range. The "costless" nature of this derivative is achieved by buying a put option (the right to sell) for consideration equal to the premium received from selling a call option (the right to purchase).

A swap is a contract where two parties exchange commodity, currency, interest or other payments in order to alter the nature of the payments. For example, fixed interest rate payments on debt may be converted to payments based on a floating interest rate, or vice versa; a domestic currency debt may be converted to a foreign currency debt.

Hedge accounting is a method for recognizing the gains, losses, revenues and expenses associated with the items in a hedging relationship at the time when the underlying transaction impacts earnings. Suncor has elected to use hedge accounting on certain derivatives linked to future commodity and financial transactions.

Financial Instruments

(a) Balance Sheet Financial Instruments

The company's financial instruments in the Consolidated Balance Sheets consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all current liabilities (except for the current portions of asset retirement and pension obligations), and long-term debt. Unless otherwise noted, carrying values reflect the current fair value of the company's financial instruments.

The estimated fair values of recognized financial instruments have been determined based on the company's assessment of available market information and appropriate valuation methodologies based on industry accepted third-party models; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction.

The company's fixed-term debt is accounted for under the amortized cost method. Upon initial recognition, the cost of the debt is its fair value, adjusted for any associated transaction costs. We do not recognize gains or losses arising from changes in the fair value of this debt until the gains or losses are realized. Gains or losses on our U.S. dollar denominated long-term debt resulting from changes in the exchange rate are recognized in the period in which they occur. At December 31, 2008, the carrying value of our fixed-term debt accounted for under the amortized cost method was $6.7 billion (fair value – $5.4 billion) (December 31, 2007 – carrying value of $3.0 billion, fair value of $3.1 billion).

             Suncor Energy Inc.
 016    2008 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(b) Hedges – Documented as Part of a Qualifying Hedge Relationship

Fair Value Hedges

Suncor periodically enters into derivative financial instrument contracts such as interest rate swaps as part of its risk management strategy to manage its exposure to benchmark interest rate fluctuations. The interest rate swap contracts involve an exchange of floating rate versus fixed rate interest payments between the company and investment grade counterparties. The differentials on the exchange of periodic interest payments are recognized in the accounts as an adjustment to interest expense. The fair value of the underlying debt is adjusted by the fair value change in the derivative financial instrument with the offset to interest expense. At December 31, 2008, the company had interest rate derivatives classified as fair value hedges outstanding for up to 3 years relating to fixed-rate debt. There was no ineffectiveness recognized on interest rate swaps designated as fair value hedges during the three and twelve month periods ended December 31, 2008 (no ineffectiveness during the three and twelve month periods ended December 31, 2007). The fair value of interest rate swap contracts outstanding at December 31, 2008 is detailed in note 12, Long-term debt.

The company periodically enters into derivative contracts to hedge risks specific to individual transactions. The differentials between the fair value of the hedged transactions and the fair value of the derivative contracts are recognized in the accounts as an adjustment to operating revenues. The earnings impact associated with hedge ineffectiveness on derivative contracts to hedge risks specific to individual transactions during the three month period ended December 31, 2008 was nil (2007 – gain of $4 million, net of income taxes of $2 million). During the twelve month period ended December 31, 2008, the earnings impact was a loss of $4 million, net of income taxes of $2 million (2007 – gain of $4 million, net of income taxes of $2 million).

Cash Flow Hedges

Suncor operates in a global industry where the market price of its petroleum and natural gas products is largely determined based on floating benchmark indices. The company periodically enters into derivative financial instrument contracts such as forwards, futures, swaps, options and costless collars to hedge against the potential adverse impact of changing market prices due to changes in the underlying indices. Specifically, the company manages crude sales price variability by entering into West Texas Intermediate (WTI) derivative transactions, and manages variability in market interest rates and foreign exchange rates during periods of debt issuance through the use of interest rate locks and foreign exchange forward contracts.

At December 31, 2008, the company had hedged a portion of its forecasted cash flows subject to natural gas price risk for the first quarter of 2009 related to our refinery natural gas consumption.

There was no earnings impact associated with realized and unrealized hedge ineffectiveness on derivative contracts designated as cash flow hedges during the three month period ended December 31, 2008 (2007 – loss of $1 million), and there was also no earnings impact during the twelve month period ended December 31, 2008 (2007 – loss of $5 million, net of income taxes of $2 million).

Certain derivative contracts do not require the payment of premiums or cash margin deposits prior to settlement. On settlement, these contracts result in cash receipts or payments by the company for the difference between the contract and market rates for the applicable dollars and volumes hedged during the contract term. Such cash receipts or payments offset corresponding decreases or increases in the company's sales revenues or crude oil purchase costs. For collars, if market rates are not different than, or are within the range of contract prices, the options contracts making up the collar will expire with no exchange of cash.

Consumption hedge contracts outstanding at December 31, 2008 were as follows:

Natural Gas	Quantity (MMBtu/day)	Average Price (US$/MMBtu)	Revenue Hedged (Cdn$ millions)	(b)	Hedge Period	(a)

Fixed price purchases	25 000	6.92	19		2009

(a)
For the period January to March 2009, inclusive.

(b)
The revenue hedged is translated to Cdn$ at the December 31, 2008 exchange rate for convenience purposes.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Fourth Quarter    017

Fair Value of Hedging Derivative Financial Instruments

The fair value of hedging derivative financial instruments as recorded, is the estimated amount that the company would receive (pay) to terminate the hedging derivative contracts. Such amounts, which also represent the unrealized gain (loss) on the contracts, were as follows:

($ millions)	December 31 2008	December 31 2007

Revenue and consumption hedges	(2)	(11)
Fixed to floating interest rate swaps	24	8
Specific hedges of individual transactions	(11)	12

Fair value of outstanding hedging derivative financial instruments	11	9

Accumulated Other Comprehensive Income (AOCI)

A reconciliation of changes in AOCI attributable to derivative hedging activities for the twelve month period ending December 31, 2008 is as follows:

($ millions)	2008

AOCI attributable to derivatives and hedging activities, at December 31, 2007, net of income taxes of $4	13
Current year net changes arising from cash flow hedges, net of income taxes of $2	(7)
Net unrealized hedging losses at the beginning of the year reclassified to earnings during the period, net of income taxes of $3	7

AOCI attributable to derivatives and hedging activities, at December 31, 2008, net of income taxes of $5	13

(c) Hedges – Not Documented as Part of a Qualifying Hedge Relationship

Suncor also periodically enters into derivative financial instruments such as options, basis swaps, and heat rate swaps that either do not qualify for hedge accounting treatment or hedges that Suncor has not elected to document as part of a qualifying hedge relationship. These financial instruments are accounted for using the mark-to-market method and, as such, these derivative instruments are recorded at fair value at each balance sheet date. The earnings impact associated with these contracts for the three month period ended December 31, 2008, was a gain of $354 million, net of income taxes of $144 million (2007 – a loss of $1 million, net of taxes of less than $1 million). During the twelve month period ended December 31, 2008, the earnings impact was a gain of $348 million net of income taxes of $142 million (2007 – a loss of $3 million, net of taxes of $1 million).

Significant contracts outstanding at December 31 were as follows:

Crude Oil (d)	Quantity (bpd)	Price (US$/bbl)	(a)	Revenue Hedged (Cdn$ millions)	(b)	Hedge Period	(c)

Purchased puts	55 000	60.00		1 475		2009
Purchased puts	55 000	60.00		1 475		2010

(a)
Price for crude puts is US$ WTI per barrel at Cushing, Oklahoma.

(b)
The revenue hedged is translated to Cdn$ at the December 31, 2008 exchange rate for convenience purposes.

(c)
Original hedge term is for the full year.

(d)
Premium paid was US$59 million.

(d) Energy Marketing and Trading Activities

In addition to the financial derivatives used for hedging activities, the company uses physical and financial energy contracts, including swaps, forwards and options to earn trading and marketing revenues. These energy contracts are comprised of crude oil, natural gas, heating oil and gasoline contracts. Financial energy trading activities are accounted for using the mark-to-market method. Physical energy marketing contracts involve activities intended to enhance prices and satisfy physical deliveries to customers. The results of these activities are reported as revenue and as energy marketing and trading expenses in the Consolidated Statements of Earnings

             Suncor Energy Inc.
 018    2008 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com and Comprehensive Income. Net pretax earnings (loss) for the three and twelve month periods ended December 31 for our energy and trading activities in our refining and marketing segment were as follows:

Net Pretax Earnings (Loss)

	Fourth quarter		Years ended December 31
($ millions)	2008	2007	2008	2007

Physical energy contracts trading activity	(17)	22	100	57
Financial energy contracts trading activity	4	3	7	(4)
General and administrative costs	(1)	(2)	(5)	(4)

Total	(14)	23	102	49

(e) Fair Value of Non-Designated Derivative Financial Instruments

The fair value of unsettled (unrealized) energy derivative assets and liabilities, which includes all financial contracts referenced in section (c) & (d) above are as follows:

($ millions)	December 31 2008	December 31 2007

Energy trading assets	635	18
Energy trading liabilities	14	21

Net energy trading assets (liabilities)	621	(3)

Change in fair value of net assets

($ millions)	2008

Fair value of contracts at December 31, 2007	(3)
Fair value of contracts realized during the period	(53)
Fair value of contracts entered into during the period	673
Changes in values attributable to market price and other market changes during the period	4

Fair value of contracts outstanding at December 31, 2008	621

Financial Risk Factors

The company is exposed to a number of different financial risks arising from normal course business exposures, as well as the company's use of financial instruments. These risk factors include market risks relating to commodity prices, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. Our Risk Management Committee (RMC) is charged with the oversight of the company's risk management for trading risk management activities which are defined as strategic hedging, optimization trading, marketing and speculative trading. The RMC, acting under board authority, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures. All risk management activity is carried out by specialist teams that have the appropriate skills, experience and supervision with the appropriate financial and management controls, and is unchanged from the prior year.

1) Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk (crude oil, natural gas and electricity price), foreign currency exchange risk and interest rate risk.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Fourth Quarter    019

(a) Commodity Price Risk

The company's financial performance is closely linked to crude oil prices (including pricing differentials for various product types), and to a lesser extent, natural gas and electricity prices. The company's policies permit the use of various financial instruments in managing these price exposures. Our strategic crude oil hedging program gives management approval to fix a price or range of prices for approximately 30% of the total crude oil planned production for specified periods of time. Historically, the company has leveraged hedging instruments to stabilize cash flows during periods of growth and expansion. The company will consider additional strategic hedging opportunities as they become available.

A key component of our overall business strategy is to produce sufficient natural gas to meet or exceed internal demands for natural gas purchased for consumption in our oil sands operation, thus creating a price hedge which reduces our exposure to natural gas price volatility. In addition, existing corporate policies also permit the hedging of natural gas exposures to manage regional price differentials and pricing indexes as identified.

Changes in commodity prices on our financial contracts would have the following impact on our net earnings and other comprehensive income for the three months ended December 31, 2008:

Sensitivity Analysis

($ millions)	December 31, 2008	(1)	Change	Net Earnings	Other Comprehensive Income

Crude Oil	US$63.38/barrel
Price increase			US$1.00/barrel	(32)	—
Price decrease			US$1.00/barrel	32	—
Natural Gas	US$6.22/mcf
Price increase			US$0.10/mcf	(1)	—
Price decrease			US$0.10/mcf	1	—

(1)
Prices represent the average of the forward strip prices at December 31, 2008.

(b) Foreign Currency Exchange Risk

The company is exposed to changes in foreign exchange rates as revenues, capital expenditures, or financial instruments may fluctuate due to changing rates. As crude oil, the company's primary product, is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. The company's exposure is partially offset through the issuance of U.S. dollar denominated long-term debt (refer to note 12) and by sourcing capital projects in U.S. dollars. The company does not currently hedge foreign currency risk on estimated revenues. The effect of a $0.01 change in the US$/Cdn$ exchange rate on our U.S. dollar denominated long-term debt would change after-tax earnings by approximately $55 million.

Where an operating unit has substantial exposure to capital expenditures in currencies other than the U.S. dollar, the company may hedge these risks through a combination of forward and option instruments. Transactions in the applicable financial market are executed consistent with established risk management policies.

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to notes and commercial paper. The company seeks to optimize this risk through the use of interest rate swaps by swapping fixed rates of interest for variable rates (see – fair value hedges) and other derivative instruments.

To optimize the company's position with respect to interest expense, the company targets 30% to 50% of interest should be based on floating rates. Over time this floating/fixed rate mix will fluctuate based on prevailing market conditions and management's assessment of overall risk.

The proportion of floating interest rate exposure inclusive of interest rate swaps at December 31, 2008 was 15% of total debt outstanding. The weighted average interest rate on total debt for the quarter ending December 31, 2008 was 5.9%.

             Suncor Energy Inc.
 020    2008 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

The company's cash flows are sensitive to changes in interest rates on the floating rate portion of the company's debt. Given our current growth and expansion plans, all interest is currently being capitalized and therefore there is no earnings impact. If the interest rates applicable to floating rate instruments were to have increased by 1%, it is estimated that the company's cash flow for the quarter would decrease by approximately $3 million. This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2008, and that the change in interest rates is effective from the beginning of the period.

2) Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The company believes that it has access to sufficient capital through internally generated cash flows and external sources (bank credit markets and debt capital markets), and to undrawn committed borrowing facilities to meet current spending forecasts.

Surplus cash is invested into a range of short-dated money market securities and the company seeks to ensure the security and liquidity of those investments. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is supported through maintaining counterparty credit limits.

The following table shows the timing of cash outflows relating to trade and other payables and finance debt.

	December 31, 2008				December 31, 2007
($ millions)	Trade and other payables	(1)	Finance debt	(2)	Trade and other payables	(1)	Finance debt	(2)

Within one year	3 181		1 430		2 843		764
1 to 3 years	335		1 376		347		427
3 to 5 years	—		822		—		917
Over 5 years	16		13 286		19		6 985

	3 532		16 914		3 209		9 093

(1)
These balances exclude non-financial liabilities (pension liabilities, asset retirement obligation, future income taxes and financial instruments) totaling $1,972 million and $1,375 million at December 31, 2008 and December 31, 2007 respectively.

(2)
Finance debt includes long-term debt, capital leases and interest payments on fixed-term debt and commercial paper.

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due causing a financial loss. We have a credit policy that is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, a credit rating is assigned and a maximum credit limit is allocated. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the credit limit allocated. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. At December 31, 2008, substantially all of the company's trade receivables were current, and there were no counterparties that individually constituted more than 10% of the outstanding balance.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. At December 31, 2008, the company's exposure was $659 million (December 31, 2007 – $38 million).

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Fourth Quarter    021

4. CAPITAL STRUCTURE FINANCIAL POLICIES

Suncor's primary capital management objective is to maintain a solid investment-grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

Suncor monitors capital through two key ratios: net debt to cash flow from operations and total debt to total debt plus shareholders' equity.

Net debt to cash flow from operations is calculated as short-term debt plus long-term debt less cash and cash equivalents divided by cash flow from operations for the year then ended.

Total debt to total debt plus shareholders' equity is calculated as short term-debt plus long-term debt divided by short-term debt plus long-term debt plus shareholders' equity.

Suncor's strategy during Q4 2008, which was unchanged from 2007, was to maintain the measures set out in the following schedule. Suncor believes that maintaining our capital targets helps to provide the company access to capital at a reasonable cost by maintaining solid investment-grade credit ratings.

At December 31, ($ millions)	Capital Measure Target	2008	2007

Components of ratios
Short-term debt		11	6
Long-term debt		7 875	3 811
Total debt		7 886	3 817
Cash and equivalents		660	569
Net debt		7 226	3 248
Shareholders' equity		14 523	11 896
Total capitalization (total debt + shareholders' equity)		22 409	15 713

Cash flow from operations		4 463	4 009

Net debt/cash flow from operations	<2.0 times	1.6	0.8

Total debt/total debt plus shareholders' equity		35%	24%

5. FINANCING EXPENSES (INCOME)

	Fourth quarter		Years ended December 31
($ millions)	2008	2007	2008	2007

Interest expense on debt	110	58	352	189
Capitalized interest	(110)	(58)	(352)	(189)

Net interest expense	—	—	—	—
Foreign exchange (gain) loss on long-term debt	681	(19)	919	(252)
Other foreign exchange (gain) loss	(5)	(7)	(2)	41

Total financing expenses (income)	676	(26)	917	(211)

             Suncor Energy Inc.
 022    2008 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

6. RECONCILIATION OF BASIC AND DILUTED NET EARNINGS PER COMMON SHARE

	Fourth quarter		Years ended December 31
($ millions)	2008	2007 (restated)	2008	2007 (restated)

Net earnings (loss)	(215)	1 042	2 137	2 983

(millions of common shares)
Weighted-average number of common shares	935	925	932	922
Dilutive securities:
Options issued under stock-based compensation plans	8	22	13	20

Weighted-average number of diluted common shares	943	947	945	942

(dollars per common share)
Basic earnings (loss) per share (a)	(0.24)	1.13	2.29	3.23
Diluted earnings (loss) per share (b)	(0.24)	1.10	2.26	3.17

Note:
An option will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the option.

(a)
Basic earnings per share is net earnings divided by the weighted-average number of common shares.

(b)
Diluted earnings per share is the net earnings divided by the weighted-average number of diluted common shares.

7. SHARE CAPITAL AND STOCK-BASED COMPENSATION

A common share option gives the holder the right, but not the obligation, to purchase common shares at a predetermined price over a specified period of time.

After the date of grant, employees and non-employee directors that hold options must earn the right to exercise them. This is done by the holder fulfilling a time requirement for service to the company, and with respect to certain options, is subject to accelerated vesting should the company meet predetermined performance criterion. Once this right has been earned, these options are considered vested.

The predetermined price at which an option can be exercised is equal to or greater than the market price of the common shares on the date the option is granted.

A performance vesting share unit is an award entitling employees to receive cash to varying degrees contingent upon Suncor's shareholder return relative to a peer group of companies.

A restricted share unit is a time-vested award with a three-year term entitling employees to receive cash.

(a) Stock Split

In May 2008, the Company implemented a two-for-one stock split of its issued and outstanding common shares. Information related to common shares, stock-based compensation, and earnings per share has been restated to reflect the impact of the Company's two-for-one stock split.

(b) Stock Option Plans:

(i) SunShare 2012 Performance Stock Option Plan

The company granted 851,000 options in the fourth quarter of 2008 under its new employee stock-based compensation plan ("SunShare 2012"), for a total of 2,637,000 options granted in the year ended December 31, 2008 (294,000 options granted in the three months ended December 31, 2007; 15,686,000 options granted in the year ended 2007). During the second quarter of 2008, in connection with the achievement of a predetermined performance criterion, 25% of the outstanding options vested under the SunShare 2012 plan and will become exercisable on January 1, 2010. The remaining 75% of outstanding options may vest on January 1, 2013 if further specified performance targets are met. All unvested options at January 1, 2013, which have not previously expired or been cancelled, will automatically expire.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Fourth Quarter    023

(ii) SunShare Performance Stock Option Plan

Granting of options under the company's previous employee stock option incentive plan ("SunShare") ended in December 2007. During the fourth quarter of 2007, 24,000 options were granted to eligible full-time and part-time employees under the SunShare plan (2,090,000 options granted in the year ended December 31, 2007). Final vesting of all unvested SunShare options occurred on April 30, 2008.

(iii) Executive Stock Option Plan

Under this plan, the company granted 25,000 common share options in the fourth quarter of 2008, for a total of 895,000 options granted in the twelve months ended December 31, 2008 (no options were granted during the fourth quarter of 2007; 958,000 granted in the year ended December 31, 2007) to non-employee directors and certain executives and other senior members of the company. Options granted have a ten-year life and vest annually over a three year period.

(iv) Key Contributor Stock Option Plan

Under this plan, the company granted 2,000 common share options in the fourth quarter of 2008, for a total of 2,375,000 options granted in the twelve months ended December 31, 2008 (6,000 options granted during the fourth quarter of 2007; 2,370,000 granted in the twelve months ended December 31, 2007) to non-insider senior managers and key employees. Options granted have a ten-year life and vest annually over a three-year period.

Fair Value of Options Granted

The fair values of all common share options granted during the period are estimated as at the grant date using a Monte Carlo simulation approach for the SunShare 2012 option plan and the Black-Scholes option-pricing model for all other option plans. The weighted-average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	Fourth quarter		Years ended December 31
	2008	2007	2008	2007

Quarterly dividend per share	$0.05	$0.05	$0.05	$0.05	*
Risk-free interest rate	2.81%	4.24%	3.35%	4.22%
Expected life	5 years	5 years	6 years	6 years
Expected volatility	36%	30%	30%	30%
Weighted-average fair value per option	$8.81	$14.84	$13.86	$14.89

*
In 2007, quarterly dividends of $0.04 per share were paid in the first quarter and $0.05 per share were paid in the second, third and fourth quarters.

Stock-based compensation expense recognized in the fourth quarter of 2008 related to stock options plans was $26 million (2007 – $41 million). For the year ended December 31, 2008 stock-based compensation expense recognized was $120 million (2007 – $103 million).

             Suncor Energy Inc.
 024    2008 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Common share options granted prior to January 1, 2003 are not recognized as compensation expense in the Consolidated Statements of Earnings and Comprehensive Income. The company's reported net earnings attributable to common shareholders and earnings per share prepared in accordance with the fair value method of accounting for stock-based compensation would have been reduced for all common share options granted prior to 2003 to the pro forma amounts stated below:

	Fourth quarter		Years ended December 31
($ millions, except per share amounts)	2008	2007 (restated)	2008	2007 (restated)

Net earnings (loss) – as reported	(215)	1 042	2 137	2 983
Less: compensation cost under the fair value method for pre-2003 options	—	—	4	8

Pro forma net earnings (loss)	(215)	1 042	2 133	2 975

Basic earnings (loss) per share
As reported	(0.24)	1.13	2.29	3.23
Pro forma	(0.24)	1.13	2.29	3.23
Diluted earnings (loss) per share
As reported	(0.24)	1.10	2.26	3.17
Pro forma	(0.24)	1.10	2.26	3.16

(c) Performance Share Units (PSUs)

In the fourth quarter of 2008 the company issued 13,000 PSUs (2007 – zero). For the year ended December 31, 2008, the company issued 795,000 PSUs (2007 – 830,000). Recovery recognized in the fourth quarter of 2008 was $27 million (2007 – expense of $14 million). Recovery recognized for the year ended December 31, 2008 was $30 million (2007 – expense of $60 million).

(d) SunShare 2012 Restricted Share Units (RSUs)

In the fourth quarter of 2008 the company issued 53,000 RSUs under its new employee stock-based compensation plan. For the year ended December 31, 2008, the company issued 1,078,000 RSUs. Recovery recognized in the fourth quarter of 2008 was $2 million and expense recognized for the year ended December 31, 2008 was $8 million.

8. EMPLOYEE FUTURE BENEFITS LIABILITY

The company's pension plans and other post-retirement benefits programs are described in note 9 of the company's 2007 Annual Report. The following is the status of the net periodic benefit cost for the fourth quarter and the twelve months ended December 31.

	Pension Benefits
	Fourth quarter		Years ended December 31
($ millions)	2008	2007	2008	2007

Current service costs	14	12	56	51
Interest costs	13	11	49	45
Expected return on plan assets	(12)	(10)	(45)	(42)
Amortization of net actuarial loss	5	7	22	25

Net periodic benefit cost	20	20	82	79

	Other Post-Retirement Benefits
	Fourth quarter		Years ended December 31
($ millions)	2008	2007	2008	2007

Current service costs	1	1	4	4
Interest costs	2	2	9	8
Amortization of net actuarial loss	1	1	3	3

Net periodic benefit cost	4	4	16	15

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Fourth Quarter    025

9. SUPPLEMENTAL INFORMATION

	Fourth quarter		Years ended December 31
($ millions)	2008	2007	2008	2007

Interest paid	150	47	328	180
Income taxes paid (received)	131	(15)	638	152

10. INCOME TAXES

During the fourth quarter of 2007 the federal government substantively enacted a 3.5% reduction to its federal corporate tax rates. Accordingly, the company recognized a reduction in future income tax expense of $360 million related to the revaluation of its opening future income tax balances.

During the second quarter of 2007 the federal government substantively enacted a 0.5% reduction to its federal corporate tax rates. Accordingly, the company recognized a reduction in future income tax expense of $67 million related to the revaluation of its opening future income tax balances.

11. ROYALTIES

Our current estimation of Alberta Crown royalties is based on regulations currently in effect. Alberta Crown royalties in effect for each oil sands project require payments to the Government of Alberta based on annual gross revenues less related transportation costs (R) less allowable costs (C), including the deduction of certain capital expenditures (the 25% R-C royalty), subject to a minimum payment of 1% of R.

Royalty expense for the company's oil sands operations for the fourth quarter was $54 million (2007 – $164 million). For the year ended December 31, 2008, royalty expense for the company's oil sands operations was $715 million (2007 – $565 million).

In 2008, the estimation process for calculating the quarterly royalty provision was changed from being based on an annual estimate to being based on the actual eligible revenues and costs recorded in the period. If the annualized approach was used for the fourth quarter of 2008, pretax royalties would have been $86 million lower (no impact on the full year provision).

Royalty expense for the company's natural gas operations for the fourth quarter was $32 million (2007 – $37 million). For the year ended December 31, 2008, royalty expense for the company's natural gas operations was $175 million (2007 – $126 million).

12. LONG-TERM DEBT AND CREDIT FACILITIES

During 2008, the company's $2 billion committed syndicated credit facility was increased to $3.75 billion and its term was extended to 2013, while the company's $410 million committed bilateral credit facility was increased to $480 million and had its term extended to 2009.

In May 2008, the company issued 5.80% Medium Term Notes with a principal amount of $700 million under an outstanding $2 billion debt shelf prospectus. These notes bear interest, which is paid semi-annually, and mature on May 22, 2018. The net proceeds received were added to our general funds to repay outstanding commercial paper, which originally funded our working capital needs, sustaining capital expenditures and growth capital expenditures.

In June 2008, the company issued 6.10% Notes with a principal amount of US$1.25 billion and 6.85% Notes with a principal amount of US$750 million under an amended US$3.65 billion debt shelf prospectus. These notes bear interest, which is paid semi-annually, and mature on June 1, 2018, and June 1, 2039, respectively. The net proceeds received were added to our general

             Suncor Energy Inc.
 026    2008 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com funds, which are used for our working capital needs, sustaining capital expenditures, growth capital expenditures and to repay outstanding commercial paper borrowings.

($ millions)	December 31 2008	December 31 2007

Fixed-term debt, redeemable at the option of the Company
6.85% Notes, denominated in U.S. dollars, due in 2039 (US$750)	918	—
6.50% Notes, denominated in U.S. dollars, due in 2038 (US$1150)	1 408	1 137
5.95% Notes, denominated in U.S. dollars, due in 2034 (US$500)	612	494
7.15% Notes, denominated in U.S. dollars, due in 2032 (US$500)	612	494
6.10% Notes, denominated in U.S. dollars, due in 2018 (US$1250)	1 531	—
5.39% Series 4 Medium Term Notes, due in 2037	600	600
5.80% Series 4 Medium Term Notes, due in 2018	700	—
6.70% Series 2 Medium Term Notes, due in 2011	500	500

	6 881	3 225
Revolving-term debt, with interest at variable rates
Commercial Paper	934	522

Total unsecured long-term debt	7 815	3 747
Secured long-term debt	13	1
Capital Leases	103	102
Fair value of interest rate swaps	16	6
Deferred financing costs	(72)	(45)

Total long-term debt	7 875	3 811

At December 31, 2008, undrawn lines of credit were approximately $3,030 million, as follows:

($ millions)	2008

Facility that is fully revolving for 364 days, has a term period of one year and expires in 2009	480
Facility that is fully revolving for a period of five years and expires in 2013	3 750
Facilities that can be terminated at any time at the option of the lenders	53

Total available credit facilities	4 283

Credit facilities supporting outstanding commercial paper	934
Credit facilities supporting standby letters of credit	319

Total undrawn credit facilities	3 030

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income (loss), net of income taxes, are as follows:

($ millions)	December 31 2008	December 31 2007

Unrealized foreign currency translation adjustments	84	(266)
Unrealized gains and losses on derivative hedging activities	13	13

Total	97	(253)

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Fourth Quarter    027

Highlights
(unaudited)

	2008	2007 (restated)

Cash Flow from Operations
(dollars per common share – basic)
For the three months ended December 31
Cash flow from operations (1)	0.59	1.30

For the years ended December 31
Cash flow from operations (1)	4.79	4.35

Ratios
For the years ended December 31
Return on capital employed (%) (2)	21.1	29.3
Return on capital employed (%) (3)	15.4	21.5

Net debt to cash flow from operations (times) (4)	1.6	0.8

Interest coverage on long-term debt (times)
Net earnings (5)	8.9	18.8
Cash flow from operations (6)	14.1	23.2

As at December 31
Debt to debt plus shareholders' equity (%) (7)	35.2	24.3

Common Share Information (8)
As at December 31
Share price at end of trading
Toronto Stock Exchange – Cdn$	23.72	53.96
New York Stock Exchange – US$	19.50	54.37

Common share options outstanding (thousands)	46 402	54 000

For the years ended December 31
Average number outstanding, weighted monthly (thousands)	931 524	922 374

Refer to the Quarterly Operating Summary for a discussion of financial measures not prepared in accordance with Canadian generally accepted accounting principles (GAAP).

(1)
Cash flow from operations for the period; divided by the weighted average number of common shares outstanding during the period.

(2)
For the twelve month period ended; net earnings (2008 – $2,940 million; 2007 – $2,804 million) adjusted for after-tax financing loss (2008 – $803 million; 2007 – income of $179 million) divided by average capital employed (2008 – $13,957 million; 2007 – $9,584 million). Average capital employed is the sum of shareholders' equity and short-term debt plus long-term debt less cash and cash equivalents, at the beginning and end of the year, divided by two, less capitalized costs related to major projects in progress (as applicable). Return on capital employed (ROCE) for Suncor operating segments as presented in the Quarterly Operating Summary is calculated in a manner consistent with consolidated ROCE. For a detailed reconciliation of ROCE prepared on an annual basis, see page 46 of Suncor's 2007 Annual Report to Shareholders.

(3)
If capital employed were to include capitalized costs related to major projects in progress (average capital employed including major projects in progress: 2008 – $19,043 million; 2007 – $13,037 million), the return on capital employed would be as stated on this line.

(4)
Short-term debt plus long-term debt less cash and cash equivalents, divided by cash flow from operations for the twelve month period then ended.

(5)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(6)
Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(7)
Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders' equity.

(8)
In May 2008, Suncor's common shares were split on a two-for-one basis. Prior periods have been restated to reflect the split.

             Suncor Energy Inc.
 028    2008 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly operating summary
(unaudited)

	For the quarter ended					Years ended
	Dec 31 2008	Sept 30 2008	June 30 2008	Mar 31 2008	Dec 31 2007	Dec 31 2008	Dec 31 2007

OIL SANDS
Production (1), (a)
Total production	243.8	245.6	174.6	248.0	252.5	228.0	235.6
Firebag	39.7	40.4	34.7	34.6	40.4	37.4	36.9
Sales (a)
Light sweet crude oil	95.7	48.1	68.2	96.2	102.2	77.0	101.7
Diesel	19.1	10.9	21.2	28.0	26.0	19.8	25.0
Light sour crude oil	144.2	157.4	91.8	120.8	118.2	128.7	102.3
Bitumen	3.1	2.6	0.3	0.1	5.4	1.5	5.7

Total sales	262.1	219.0	181.5	245.1	251.8	227.0	234.7

Average sales price (2), (b)
Light sweet crude oil	64.58	121.96	122.12	100.93	87.34	97.54	78.03
Other (diesel, light sour crude oil and bitumen)	59.77	114.74	120.52	93.09	78.48	95.15	70.86
Total	61.53	116.32	121.12	96.16	82.07	95.96	74.01
Total *	61.20	117.14	122.39	96.22	82.36	96.33	74.07
Cash operating costs and Total operating costs – Total operations (c)
Cash costs	35.35	27.80	40.10	25.10	24.10	31.45	24.15
Natural gas	4.05	4.30	8.75	5.00	3.60	5.25	3.55
Imported bitumen	1.90	1.90	2.00	1.45	0.20	1.80	0.10

Cash operating costs (3)	41.30	34.00	50.85	31.55	27.90	38.50	27.80
Project start-up costs	0.30	0.35	0.90	0.30	0.55	0.40	0.95

Total cash operating costs (4)	41.60	34.35	51.75	31.85	28.45	38.90	28.75
Depreciation, depletion and amortization	7.50	6.70	8.30	5.75	5.60	6.95	5.40

Total operating costs (5)	49.10	41.05	60.05	37.60	34.05	45.85	34.15

Cash operating costs and Total operating costs – In-situ bitumen production only (c)
Cash costs	16.55	10.75	10.10	14.60	9.95	13.00	10.85
Natural gas	9.65	11.30	14.55	14.10	9.15	12.30	9.90

Cash operating costs (6)	26.20	22.05	24.65	28.70	19.10	25.30	20.75
Firebag start-up costs	—	0.80	1.65	0.35	—	0.65	—

Total cash operating costs (7)	26.20	22.85	26.30	29.05	19.10	25.95	20.75
Depreciation, depletion and amortization	6.55	5.40	6.70	6.75	6.80	6.35	6.20

Total operating costs (8)	32.75	28.25	33.00	35.80	25.90	32.30	26.95

(for the period ended)
Capital employed (i)	9 334	9 035	7 716	6 837	6 605
(for the twelve months ended)
Return on capital employed (j)	35.5	46.0	43.6	44.3	43.0
Return on capital employed (j) ****	21.8	28.6	27.3	28.0	27.9

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Fourth Quarter    029

Quarterly operating summary (continued)
 (unaudited)

	For the quarter ended					Years ended
	Dec 31 2008	Sept 30 2008	June 30 2008	Mar 31 2008	Dec 31 2007	Dec 31 2008	Dec 31 2007

NATURAL GAS
Gross production **
Natural gas (d)	195	197	205	209	210	202	196
Natural gas liquids and crude oil (a)	3.1	2.6	3.4	3.3	3.2	3.1	3.1
Total gross production (e)	35.6	35.4	37.7	38.2	38.2	36.7	35.8
Total gross production (f)	213	213	226	229	229	220	215
Average sales price (2)
Natural gas (g)	6.90	9.10	9.62	7.30	6.08	8.23	6.32
Natural gas (g) *	6.84	9.14	9.68	7.31	6.02	8.25	6.27
Natural gas liquids and crude oil (b)	39.31	96.88	86.14	64.14	60.31	70.89	56.64
Net wells drilled
Conventional – exploratory ***	2	4	2	2	6	10	14
– development	4	6	6	7	6	23	17

	6	10	8	9	12	33	31

(for the period ended)
Capital employed (i)	1 149	1 120	1 226	1 175	1153
(for the twelve months ended)
Return on capital employed (j)	7.7	10.3	8.3	3.5	2.5

REFINING AND MARKETING
Refined product sales (h)
Transportation fuels
Gasoline – retail	4.6	4.5	4.5	4.6	4.9	4.6	5.2
– other	12.1	11.5	11.8	10.8	11.0	11.3	11.6
Distillate	10.9	10.6	11.5	10.4	11.0	10.8	10.6

Total transportation fuel sales	27.6	26.6	27.8	25.8	26.9	26.7	27.4
Petrochemicals	1.0	1.0	0.9	0.6	0.7	0.8	0.9
Asphalt	1.5	1.9	1.7	2.2	1.4	1.8	1.7
Other	1.4	2.5	2.7	1.9	3.8	2.2	3.5

Total refined product sales	31.5	32.0	33.1	30.5	32.8	31.5	33.5

Crude oil supply and refining
Processed at refineries (h)	24.8	25.1	26.0	23.0	22.1	24.7	25.1
Utilization of refining capacity (j)	98	99	102	90	87	97	98

(for the period ended)
Capital employed (i)	3 760	3 289	2 534	2 837	2 489
(for the twelve months ended)
Return on capital employed (j)	1.6	9.3	12.6	18.3	20.0
Return on capital employed (j) ****	1.6	9.0	11.6	16.5	17.4

             Suncor Energy Inc.
 030    2008 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly operating summary (continued)

Non GAAP Financial Measures

Certain financial measures referred to in the Highlights and Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes cash flow from operations, return on capital employed and cash and total operating costs per barrel data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Total operations production	–	Total operations production includes total production from both mining and in-situ operations.
(2) Average sales price	–	This operating statistic is calculated before royalties and net of related transportation costs (including or excluding the impact of hedging activities as noted).
(3) Cash operating costs – Total operations	–
Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense, taxes other than income taxes and the cost of bitumen imported from third parties. Per barrel amounts are based on total production volumes.
(4) Total cash operating costs – Total operations	–	Include cash operating costs – Total operations as defined above and cash start-up costs. Per barrel amounts are based on total production volumes.
(5) Total operating costs – Total operations	–	Include total cash operating costs – Total operations as defined above and non-cash operating costs. Per barrel amounts are based on total production volumes.
(6) Cash operating costs – In-situ bitumen production	–
Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense and taxes other than income taxes. Per barrel amounts are based on in-situ production volumes only.
(7) Total cash operating costs – In-situ bitumen production	–	Include cash operating costs – In-situ bitumen production as defined above and cash start-up operating costs. Per barrel amounts are based on in-situ production volumes only.
(8) Total operating costs – In-situ bitumen production	–	Include total cash operating costs – In-situ bitumen production as defined above and non-cash operating costs. Per barrel amounts are based on in-situ production volumes only.

 Explanatory Notes

*	Excludes the impact of hedging activities.
**	Currently Natural Gas production is located in the Western Canada Sedimentary Basin.
***	Excludes exploratory wells in progress.
****	If capital employed were to include capitalized costs related to major projects in progress, the return on capital employed would be as stated on this line.

(a)	thousands of barrels per day	(d)	millions of cubic feet per day	(g)	dollars per thousand cubic feet
(b)	dollars per barrel	(e)	thousands of barrels of oil equivalent per day	(h)	thousands of cubic metres per day
(c)	dollars per barrel rounded to the nearest $0.05	(f)	millions of cubic feet equivalent per day	(i)	$ millions
				(j)	percentage

 Metric Conversion

Crude oil, refined products, etc.	1m [3] (cubic metre) = approx. 6.29 barrels

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Fourth Quarter    031

Box 38, 112 – 4th Avenue S.W., Calgary, Alberta, Canada  T2P 2V5
tel: (403) 269-8100  fax: (403) 269-6217  info@suncor.com  www.suncor.com

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  Exhibit 99.1
Press Release Including 2009 Outlook and Interim Unaudited Financial Statements of Suncor Energy Inc. for the fourth fiscal quarter ended December 31, 2008.